UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Pillarstone Capital REIT
(Name of Issuer) Common Shares of Beneficial Interest, $0.01 par value
(Title of Class of Securities) 721491 108
(CUSIP Number) 2600 South Gessner Suite 555 Houston, Texas 77063
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 721491 108

1	NAME OF REPORTING PERSONS. Kathy M. Jassem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,144**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,144**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,144**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.51%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 * This Schedule 13D/A is filed by Kathy M. Jassem (the “Reporting Person”).
** 65,144 aggregate common shares of beneficial interest (the “Common Shares”) of Pillarstone Capital REIT (the “Issuer”) consist of 40,144 Common Shares and 25,000 Common Shares issuable upon the conversion of 2,500 Class C Preferred Shares, par value $0.01 per share (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00).
*** The percentage is calculated based upon 620,000 shares of beneficial interest, of which 538,393 shares were outstanding, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020, as adjusted to reflect the issuance of 56,607 Common Shares, including 17,478 Common Shares to the Reporting Person and Common Shares issuable upon the conversion of the Reporting Person's Class C Preferred Shares.

Item 1. Security and Issuer
This Schedule 13D/A relates to the common shares of beneficial interest, $0.01 par value per share (the “Common Shares”), of Pillarstone Capital REIT, a Maryland real estate investment trust (the “Issuer”). The address of the Issuer’s principal executive offices is 2600 South Gessner Road, Suite 555, Houston, Texas 77063.

Item 2. Identity and Background

This Schedule 13D/A is filed by Kathy M. Jassem (the “Reporting Person”). The business address of the Reporting Person is 2600 South Gessner Road, Suite 555, Houston, Texas 77063.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
On December 17, 2020, the Reporting Person received 17,478 Common Shares for service as a member of the Issuer's board of trustees.

Item 4. Purpose of Transaction

The Reporting Person intends to review the investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuer’s financial position and strategic direction, the price of the Shares, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as the Reporting Person may deem appropriate at such time, including changing intentions with respect to matters required to be disclosed in this Schedule 13D/A. The Reporting Person may (i) acquire or dispose of Common Shares or other securities of the Issuer, including derivative or other instruments that are based upon or relate to the value of the Common Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) nominate or recommend candidates to serve on the Issuer’s board of trustees; (iii) enter into or amend agreements with respect to voting, holding or disposing of Securities; (iv) engage in discussions with management, the board of trustees, other shareholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuer’s business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a) The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based upon 620,000 shares, of which 538,393 shares were outstanding, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020, as adjusted to reflect the issuance of 56,607 Common Shares including 17,478 Common Shares to the Reporting Person and Common Shares issuable upon the conversion of the Reporting Person's Class C Preferred Shares.
(b) The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.
(c) None.
(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares subject to this Schedule 13D/A.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Reference is made to Items 3, 4 and 5 herein and is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2020

    By:     /s/ Kathy M. Jassem
    Name: Kathy M. Jassem